

January 31, 2019

Frederick Herbst
Chief Financial Officer
Ready Capital Corporation
1140 Avenue of the Americas, 7th Floor
New York, NY 10036

> **Re: Sutherland Asset Management Corporation**
> **Form 10-K for the year ended December 31, 2017**
> **Filed March 16, 2018**
> **File No. 001-35808**

Dear Mr. Herbst:

We have reviewed your January 4, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2018 letter.

Form 10-K for the year ended December 31, 2017

Return Information, page 80

1.   We note your response to comment 1. The reconciliation of Net Income to Core Earnings on page 97 is for the years ended December 31, 2017, 2016 and 2015. The non-GAAP measures based on Core Earnings on page 80 are for the quarter ended December 31, 2017. As previously requested, please include a reconciliation of Net Income to Core Earnings for any period for which you present a non-GAAP measure based on Core Earnings.

Non-GAAP Financial Measures, page 96

2.   We note your response to comment 2 and your explanation related to the adjustment for unrealized gains and losses on MBS. As previously requested, please also tell us and

expand your definition in future filings to clarify why the realized gain or loss on a particular category of MBS and the unrealized gain or loss on MSRs are excluded from Core Earnings. Reference is made to Item 10(e) of Regulation S-K.

<u>Consolidated Statements of Income, page 115</u>

3.   We note your response to comment 4. Please tell us specifically why you have 1) included realized and unrealized gains and losses of residential mortgage loans held for sale, at fair value and unrealized gains (loss) on IRLCs and other derivatives with non-interest income rather than with realized and unrealized gains below non-interest expense, 2) characterized loan origination fee income on residential mortgage loans as non-interest income rather than as interest income (see Rule 9-04.1 of Regulation S-X) and 3) characterized correspondent fees and other direct loan expenses, including provision for loan indemnification as a reduction of non-interest income rather than as non-interest expense. Please refer to Rule 9-04 of Regulation S-X.

     You may contact Kristi Marrone at (202) 551-3429 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities